UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant	☒

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☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material under §240.14a-12

Tax-Free Fixed Income Fund IV For Puerto Rico Residents, Inc.

(Name of Registrant as Specified in its Charter)

Ocean Capital LLC
WILLIAM Heath Hawk
José R. Izquierdo II
Roxana Cruz-Rivera

(Name Of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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2021 ANNUAL MEETING OF SHAREHOLDERS OF
Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc.

AMENDMENT NO. 1 TO PROXY STATEMENT
OF
OCEAN CAPITAL LLC

annual meeting of shareholders

scheduled to be held on August 26, 2021

Please vote the BLUE Proxy Card to elect our slate of highly-qualified nominees and for our proposal to repeal any provision of, or amendment to, the Bylaws adopted by the Board without shareholder approval subsequent to July 9, 2021

Please sign, date and mail the enclosed BLUE Proxy Card today!

Ocean Capital LLC, a Puerto Rico limited liability company (“Ocean Capital,” “we,” “us,” or “ours”) is filing this amendment (this “Amendment”) to its definitive proxy statement dated July 28, 2021 (the “Proxy Statement”) in connection with the election of our three (3) nominees to the board of directors (the “Board”) of Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc. (the “Fund”) and our proposal to repeal any provision or amendment to the Fund’s bylaws (the “Bylaws”) adopted by the Board without shareholder approval subsequent to July 9, 2021 (i.e., the date we submitted our nomination notice to the Fund), each at the annual meeting of shareholders (the “Annual Meeting”).

According to Amendment No. 3 to the Fund’s definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2021, the Fund convened and then adjourned the Annual Meeting without transacting any other business on July 29, 2021. The Annual Meeting will be held virtually at 2:00 p.m., Eastern Time, on August 26, 2021.

WE URGE YOU TO VOTE ON OUR BLUE PROXY CARD FOR THE ELECTION OF OUR NOMINEES AND FOR THE PROPOSAL TO REPEAL ANY PROVISION OF, OR AMENDMENT TO, THE BYLAWS ADOPTED BY THE BOARD WITHOUT SHAREHOLDER APPROVAL SUBSEQUENT TO JULY 9, 2021.

According to the Fund’s Amendment No. 3 to the Fund’s definitive proxy statement, the record date for the adjourned Annual Meeting remains June 9, 2021. Shareholders who have already voted do not need to recast their votes unless they wish to change their votes. Proxies previously submitted will be voted at the reconvened meeting unless properly revoked. Shareholders who have not already voted are encouraged to do so promptly using the instructions provided in their voting instruction form or proxy card.

REVOCATION OF PROXIES

If you are a shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

●	signing, dating and returning the enclosed BLUE Proxy Card (the latest dated proxy is the one that counts);

●	delivering a written revocation or a later dated proxy for the Annual Meeting to Ocean Capital LLC, c/o Morrow Sodali, 509 Madison Avenue, Suite 1206, New York, NY 10022, or to the secretary of the Fund; or

●	attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the Annual Meeting and you beneficially own shares but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke your prior given proxy card. You must have written authority from the record owner (e.g., by obtaining a legal proxy) to vote your shares held in its name at the Annual Meeting.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Shareholders can obtain copies of the definitive proxy statement, any future supplements to the proxy statement, and other documents filed by Ocean Capital with the SEC for no charge at the SEC’s website at www.sec.gov.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Morrow Sodali LLC, at the address and telephone numbers set forth below:

509 Madison Avenue Suite 1206

New York, NY 10022

Stockholders Call Toll Free: (800) 662-5200

Banks, Brokers, Trustees and Other Nominees Call Collect: (203) 658-9400

Email: ocean@investor.morrowsodali.com

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